55 Hudson Yards | New York, NY 10001-2163
T: 212.530.5000
milbank.com
VIA EDGAR
September 22, 2022
Frank Knapp
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: MGM Resorts International
Form 10-K for the year ended December 31, 2021
Filed February 25, 2022
Form 8-K Filed August 3, 2022
File No. 001-10362
Dear Mr. Knapp and Ms. Monick:
Enclosed for filing with the Securities and Exchange Commission on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated September 19, 2022. The Commission’s letter set forth two specific comments (the “Comments”) on the Company’s Form 8-K filed August 3, 2022.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of the response.
Form 8-K filed August 3, 2022
Exhibit 99.1
Second Quarter 2022 Financial Highlights
Consolidated Results, page 2

41086.00000

1.We note your disclosure that adjusted EBITDAR information is a valuation metric and should not be used as an operating metric. We further note your presentation of
Adjusted EBITDAR margin. Please tell us what consideration you gave to your inclusion of this margin resulting in Adjusted EBITDAR also being viewed a measure of your operating performance.

In future filings, the Company will revise its presentation to remove Adjusted EBITDAR margin.

Adjusted Diluted Earnings Per Share, page 3

2.We note your adjustment for loss (gain) related to equity investments to arrive at adjusted diluted earnings per share. Please tell us the nature of this adjustment and how it is derived.

Loss (gain) related to equity investments reflects the net unrealized loss (gain) relating to equity investments for which the Company has elected the fair value option of ASC 825 and equity investments accounted for under ASC 321 for which there is a readily determinable fair value.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.
Very truly yours,
/s/ Rod Miller
_______________________
Rod Miller

Copies to:    William J. Hornbuckle
Jonathan S. Halkyard
John M. McManus
Todd Meinert
41086.00000